Exhibit 99.1

China Nepstar Chain Drugstore Ltd. Reports First Quarter 2014 Financial Results

SHENZHEN, China, May 29, 2014 /PRNewswire-FirstCall/ — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), a leading retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the first quarter ended March 31, 2014.

Financial Highlights

For the quarter ended March 31, 2014:

•	Same store sales increased by 7.9% compared to the first quarter of 2013

•	Revenue increased by 8.1% to RMB678.3 million (US$109.1 million) from RMB627.4 million in the first quarter of 2013

•	Net loss was RMB18.2 million (US$2.9 million) compared to net income of RMB7.1 million in the first quarter of 2013.

Mr. Fuxiang Zhang, Chief Executive Officer, commented. “We are pleased to report continuing growth in same store sales in the first quarter of 2014. Our focus on non-prescription pharmaceutical and nutritional products and proactive promotions continued to drive the average value per transaction, which was increased by 9.3% as compared to the same period in 2013. We are still challenged by the lower gross profits and increasing operating expenses; however, our product optimization strategy has helped stimulate top line growth, enabling us to focus on profit improvement through cost controls and inventory management.”

First Quarter Results

During the first quarter of 2014, the Company opened 15 new stores and closed 24 stores. As of March 31, 2014, the Company had 2,057 directly operated stores in total.

Revenue for the first quarter of 2014 increased by 8.1% to RMB678.3 million (US$109.1 million) from RMB627.4 million for the same period in 2013. Same store sales (for the 1,924 stores opened before December 31, 2012 and which were still operating) for the first quarter of 2014 increased by 7.9% compared to the same period in 2013. The increase in same store sales was primarily due to in-store promotional initiatives and marketing of pharmaceutical products and nutritional supplements.

First quarter revenue contribution by product category was 23.3% from prescription drugs (22.1% for the same period of 2013), 40.3% from over-the-counter (“OTC”) drugs (40.0% for the same period of 2013), 14.8% from nutritional supplements (14.9% for the same period of 2013); 4.5% from herbal products (4.1% for the same period of 2013); and 17.1% from convenience and other products (18.9% for the same period of 2013).

First quarter gross profit was RMB278.4 million (US$44.8 million) compared to RMB290.9 million in the same period of 2013. Gross margin in the first quarter of 2014 was 41.0%, compared with 46.4% in the same period of 2013. The year-over-year decrease in gross margin was mainly the result of proactive promotional activity such as more discounts on certain pharmaceutical and nutritional products.

The Company’s portfolio of private label products expanded to 2,120 types of products as of March 31, 2014. Sales of private label products represented approximately 20.8% of the Company revenue and 29.9% of the gross profit for the first quarter of 2014.

Sales, marketing and other operating expenses as a percentage of revenue decreased to 39.9% for the first quarter of 2014 from 40.2% in the same period of 2013.

General and administrative expenses as a percentage of revenue were 5.4% for the first quarter of 2014 compared to 4.4% for the same period of 2013. This increase was mainly due to higher staff costs from the various functional departments, as well as a penalty of RMB3.2 million (US$0.5 million) imposed by Nanjing Social Insurance Administration Centre on Jiangsu Nepstar for noncompliance with the policy of allowing customers to use the balances on their medical insurance cards for purchase of merchandises not included on the Essential Drug and Reimbursement Lists.

Loss from operations in the first quarter of 2014 was RMB28.8 million (US$4.6 million) compared with income from operations of RMB11.3 million in the same period of 2013. This loss was mainly due to lower gross profit and the fact that increases in operating expenses outpaced revenue growth.

Interest income for the first quarter of 2014 was RMB2.5 million (US$0.4 million), compared with RMB4.1 million in the same period of 2013. This decrease was primarily due to withdrawal of our bank deposits for the 2013 dividend payment.

The Company’s tax credit of RMB3.1 million in the first quarter of 2014 is mainly due to (i) a tax credit of RMB4.3 million attributable to deferred tax assets mainly derived from tax losses recognized by certain subsidiaries of the Company; and (ii) a RMB2.2 million reversal of deferred tax liabilities derived from withholding tax due to loss from operations in the first quarter of 2014. The tax credit is partially offset by an income tax expense of RMB3.4 million attributable to current tax charges of profitable subsidiaries of the Company.

Net loss for the first quarter of 2014 was RMB18.2million (US$2.9 million), or RMB0.18 (US$0.03) basic and diluted losses per ADS compared to net income of RMB7.1 million, or RMB0.07 basic and diluted earnings per ADS for the first quarter of 2013. As of March 31, 2014, the Company had 197.4 million outstanding ordinary shares. Each ADS represents two ordinary shares of the Company.

Net cash outflow from operating activities for the first quarter of 2014 was RMB22.6 million (US$3.6 million), compared to RMB6.9 million cash inflow for the same period in 2013. This cash outflow is primarily due to the operating loss incurred in the first quarter of 2014.

As of March 31, 2014, the Company’s total cash, cash equivalents, short-term and long-term bank deposits and restricted cash were RMB399.4 million (US$64.2 million), compared to RMB622.8 million as of December 31, 2013, and the Company’s shareholders’ equity was RMB827.2 million (US$133.1 million), compared to RMB845.5 million as of December 31, 2013.

On November 26, 2013, the Company announced a cash dividend of US$0.32 per ADS. Approximately US$31.6 million was subsequently paid to shareholders in January 2014.

Business Outlook

“As we look forward to the remainder of the year, there are some encouraging signs of improvement in our market environment. The National Development and Reform Commission of the People’s Republic of China recently announced cancellation of the price ceiling on certain low-cost drugs and initiated the process of re-pricing. The implementation of this new policy may take a few quarters, but we believe these are favorable developments that could restore differentiated pricing for a considerable number of the drugs that we sell and ultimately improve both top and bottom line performance for pharmaceutical products. In the meantime, we plan to start adjusting pricing on certain nutritional products in an effort to improve gross margins,” Mr. Zhang concluded.

Conference Call Information

The Company will host a conference call, to be simultaneously webcasted, on Thursday, May 29, 2014 at 8:00 a.m. Eastern Time / 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five minutes before the call start time. A live webcast of the conference call will be available on Nepstar’s website at www.nepstar.cn.

A replay of the call will be available shortly after the conclusion of the conference call through June 5, 2014 at 11:59 p.m. Eastern Time. An archived webcast of the conference call will be available on Nepstar’s website athttp://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or +1-201-612-7415 (International) and entering conference ID number 13581619.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is a leading retail drugstore chain in China. As of March 31, 2014, the Company had 2,057 directly operated stores across 78 cities, one headquarter distribution center and 16 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmaceutical products and services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the continuing economic growth in China and take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars were calculated at the certified exchange rate of US$1.00 = RMB6.2164 on March 31, 2014 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 31, 2014, or at any other date. The percentages stated are calculated based on RMB amounts.

Contacts

Zixin Shao

China Nepstar Chain Drugstore Ltd.

Chief Financial Officer

+86-755-2641-4065

ir@nepstar.cn

Dixon Chen

Grayling

Investor Relations

+1-646-284-9403

dixon.chen@grayling.com

Ivette Almeida

Grayling

Media Relations

+1-646-284-9455

ivette.almeida@grayling.com

(Tables Follow)

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(amounts in thousands – except per-share and per-ADS data)

	Three-month period ended
	March 31,
	2013	2014	2014
	RMB	RMB	USD
Revenue	627,360	678,281	109,112
Cost of goods sold	(336,437)	(399,904)	(64,330)

Gross profit	290,923	278,377	44,782

Sales, marketing and other operating expenses	(252,085)	(270,760)	(43,556)

General and administrative expenses	(27,557)	(36,378)	(5,852)

Income/(loss) from operations	11,281	(28,761)	(4,626)
Interest income	4,113	2,529	407

Dividend income from cost method investments	1,797	4,932	793

Income/(loss) before income tax expense	17,191	(21,300)	(3,426)
Income tax (expense)/credit	(10,077)	3,111	500

Net income/(loss)	7,114	(18,189)	(2,926)

Basic earnings/(losses) per ordinary share	0.036	(0.092)	(0.015)
Basic earnings/(losses) per ADS	0.072	(0.184)	(0.030)

Diluted earnings/(losses) per ordinary share	0.036	(0.092)	(0.015)
Diluted earnings/(losses) per ADS	0.072	(0.184)	(0.030)

Net income/(loss)	7,114	(18,189)	(2,926)

Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(137)	(161)	(26)

Comprehensive income/(loss)	6,977	(18,350)	(2,952)

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of	As of	As of
	December 31,	March 31,	March 31,
	2013	2014	2014
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	361,146	245,036	39,418
Short-term bank time deposits	184,440	77,440	12,457
Restricted cash	37,000	36,631	5,893
Accounts receivable, net of allowance for doubtful accounts	131,984	113,122	18,197
Amounts due from related parties	379	1,520	245
Prepaid expenses, deposits and other current assets	169,210	178,762	28,757
Inventories	551,783	545,666	87,778
Deferred tax assets	6,330	8,657	1,393

Total current assets	1,442,272	1,206,834	194,138

Non-current assets
Long-term bank time deposits	40,256	40,256	6,476
Property and equipment, net	123,183	123,706	19,900
Rental deposits	41,946	41,903	6,741
Cost method investments	12,638	12,638	2,033
Intangible assets, net	2,509	2,509	404
Goodwill	51,819	51,819	8,336
Deferred tax assets	11,723	13,658	2,197
Accrued interest income	769	1,208	190

Total non-current assets	284,843	287,697	46,277

Total assets	1,727,115	1,494,531	240,415

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	403,558	402,362	64,726
Bills payable	4,334	—	—
Amounts due to related parties	29,247	35,572	5,722
Accrued expenses and other payables	123,065	104,758	16,852
Income tax payable	34,567	28,051	4,512
Dividend payable	191,246	—	—
Deferred income	22,477	25,527	4,106

Total current liabilities	808,494	596,270	95,918

Non-current liabilities
Deferred income	17,391	16,715	2,689
Deferred tax liabilities	16,541	14,331	2,305
Other non-current liabilities	39,163	40,039	6,441

Total non-current liabilities	73,095	71,085	11,435

Total liabilities	881,589	667,355	107,353

Shareholders’ equity
Share capital	158	158	25
Treasury stock	—	—	—
Additional paid-in capital	640,341	640,341	103,008
Accumulated other comprehensive loss	(41,623)	(41,784)	(6,722)
Retained earnings	246,650	228,461	36,751

Total shareholders’ equity	845,526	827,176	133,062

Total liabilities and shareholders’ equity	1,727,115	1,494,531	240,415